

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 23, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Global Beta ETF Trust, under the Exchange Act of 1934.

- Global Beta Low Beta ETF
- Global Beta Momentum-Growth ETF

Sincerely,